                      UNITED STATES             --------------------------------
           SECURITIES AND EXCHANGE COMMISSION              OMB APPROVAL
                 Washington, D.C. 20549         --------------------------------
                                                OMB Number:    3235-0145
                                                Expires:      October 31, 2002
                                                Estimated average burden
                                                hours per response .......14.90
                                                --------------------------------





                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Oplink Communications, Inc.
                       -----------------------------------
                                (Name of Issuer)



                         Common Stock, par value $0.001
           ----------------------------------------------------------
                         (Title of Class of Securities)



                                    68375Q106
                       -----------------------------------
                                 (CUSIP Number)




           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [_]      Rule 13d-1(b)

            [_]      Rule 13d-1(c)

            [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

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----------------------------                      ----------------------------

CUSIP No. 68375Q106                   13G          Page 2 of 7 Pages
          ---------
----------------------------                      ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)(ENTITIES ONLY)

      Herbert Chang
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Taiwan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            480,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             22,799,808/(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             480,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          22,799,808/(2)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      23,279,808/(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------                      ----------------------------

CUSIP No. 68375Q106                   13G          Page 3 of 7 Pages
          ---------
----------------------------                      ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)(ENTITIES ONLY)

      InveStar Burgeon Venture Capital. Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             15,060,448
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          15,060,448
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      15,060,448
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

  --------------------------                          --------------------------
  CUSIP No.  68375Q106                13G              Page 4 of 7 Pages
            -----------
  --------------------------                          --------------------------

Item 1.

             (a)      Name of Issuer

                      Oplink Communications, Inc.

             (b)      Address of Issuer's Principal Executive Offices

                      3469 North First Street
                      San Jose, CA  95134

Item 2.

             (a)      Name of Person Filing

                      Herbert Chang

                      InveStar Burgeon Venture Capital, Inc.

             (b)      Address of Principal Business Office or, if none,
                      Residence

                      Room 1201, 12F, 333 Keelung Rd
                      Taipei, Taiwan

             (c)      Citizenship

                      Herbert Chang                               Taiwan
                      InveStar Burgeon Venture Capital, Inc.      Cayman Islands

             (d)      Title of Class of Securities

                      Common Stock

             (e)      CUSIP Number

                      68375Q106

Item 3.  Not Applicable

  --------------------------                          --------------------------
  CUSIP No.  68375Q106                13G              Page 5 of 7 Pages
            -----------
  --------------------------                          --------------------------

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

         Herbert Chang                                           23,279,808/(1)/
         InveStar Burgeon Venture Capital, Inc.                  15,060,448

         (b)      Percent of Class:

         Herbert Chang                                                 14.6%
         InveStar Burgeon Venture Capital, Inc.                         9.4%

         (c)      Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote:

                  Herbert Chang                                     480,000

                  (ii)  Shared power to vote or to direct the vote:

                  Herbert Chang                                  22,799,808/(2)/
                  InveStar Burgeon Venture Capital, Inc.         15,060,448

                  (iii) Sole power to dispose or to direct the disposition of:

                  Herbert Chang                                     480,000

                  (iv)  Shared power to dispose or to direct the disposition of:


                  Herbert Chang                                  22,799,808/(2)/
                  InveStar Burgeon Venture Capital, Inc.         15,060,448

         (1) Includes (i) 480,000 shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2001; (ii) 15,060,448 shares held by InveStar Burgeon Venture Capital, Inc.; (iii) 3,764,896 shares held by InveStar Excelsus Venture Capital (Int'l), Inc. LDC; (iv) 2,574,464 shares held by Forefront Venture Partners, L.P.; (v) 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc.

         (2) Includes (i) 15,060,448 shares held by InveStar Burgeon Venture Capital, Inc.; (ii) 3,764,896 shares held by InveStar Excelsus Venture Capital (Int'l), Inc. LDC; (iii) 2,574,464 shares held by Forefront Venture Partners, L.P.; (iv) 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable

  --------------------------                          --------------------------
  CUSIP No.  68375Q106                13G              Page 6 of 7 Pages
            -----------
  --------------------------                          --------------------------


Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of a Group

         Not applicable

Item 10. Certification

         Not applicable





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 12, 2002
                        --------------------------------------------------------
                                                Date

                        /s/ Herbert Chang
                        --------------------------------------------------------
                                              Signature

                                            Herbert Chang
                        --------------------------------------------------------
                                             Name/Title

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  --------------------------                          --------------------------
  CUSIP No.  68375Q106                13G              Page 7 of 7 Pages
            -----------
  --------------------------                          --------------------------


                                    Exhibit A

                             JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date: February 12, 2002


                                    Herbert Chang

                                    By: /s/ Herbert Chang
                                        ----------------------------------------

                                                      Herbert Chang






                                    InveStar Burgeon Venture Capital, Inc.


                                    By: /s/ Herbert Chang
                                        ----------------------------------------

                                                      Herbert Chang